SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                   ----------

                                   SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                               (Amendment No. 1)1


                              PHOTON DYNAMICS, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                    719364101
                                 (CUSIP Number)


                                 March 31, 1998
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |X| Rule 13d-1(b)

         |_| Rule 13d-1(c)

         |_| Rule 13d-1(d)


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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 Pages

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CUSIP No. 719364101                   13G                      Page 2 of 6 Pages
-------------------                                            -----------------


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   1.  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       WECHSLER & CO., INC.


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   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]


--------------------------------------------------------------------------------
   3.  SEC USE ONLY




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   4.  CITIZENSHIP OR PLACE OF ORGANIZATION

       New York


--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER
     SHARES            520,373
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH             Not Applicable
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH             520,373
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER
                       Not Applicable
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       520,373

--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       7.2%

--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON

       BD


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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 6 Pages

-------------------                                            -----------------
CUSIP No. 719364101                   13G                      Page 3 of 6 Pages
-------------------                                            -----------------


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   1.  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       NORMAN J. WECHSLER


--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]


--------------------------------------------------------------------------------
   3.  SEC USE ONLY




--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION

       United States


--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER
     SHARES            520,373
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH             Not Applicable
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH             520,373
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER
                       Not Applicable
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       520,373

--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       7.2%

--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON

       IN


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 3 of 6 Pages

Item 1(a). Name of Issuer:

               PHOTON DYNAMICS, INC.

Item 1(b). Address of Issuer's Principal Executive Offices:

               6325 San Ignacio Avenue
               San Jose, CA 95119

Item 2(a). Name of Person Filing:

               This Schedule 13G is filed on behalf of (i) Wechsler & Co., Inc. and (ii) Norman J. Wechsler (each a "Reporting Person" and collectively, the "Reporting Persons").

Item 2(b). Address of Principal Business Office or, if none, Residence:

                105 South Bedford Road
                Suite 310
                Mount Kisco, NY 10549

Item 2(c). Citizenship:

               Wechsler & Co., Inc. is a New York corporation and
               Norman J. Wechsler is a United States citizen.

Item 2(d). Title of Class of Securities:

               Common Stock

Item 2(e). CUSIP Number:

               719364101

Item 3. Type of Reporting Person:

               (a) Wechsler & Co., Inc. is a Broker-Dealer registered under
               Section 15 of the Securities Exchange Act of 1934. Norman J. Wechsler is the majority stockholder, Chairman of the Board and President of Wechsler & Co., Inc. and, accordingly, is considered the beneficial owner of securities beneficially owned by Wechsler & Co., Inc. Mr. Wechsler's beneficial ownership of the Issuer's Common Stock does not exceed 1% of such class of securities, exclusive of the Common Stock of the Issuer beneficially owned by Wechsler & Co., Inc. All of the equity securities of the Issuer beneficially owned by the Reporting Persons were acquired in the ordinary course of business and not with the purpose nor with the effect of changing or

                                Page 4 of 6 Pages
               influencing the control of the Issuer, nor in connection with or as a participant in any transaction having such effect (including any transaction subject to Rule 13d-3(b) promulgated under the Securities Exchange Act of 1934).

               (b) - (h): Not Applicable

Item 4. Ownership:

               (a)  Amount Beneficially Owned:

                    Wechsler & Co., Inc. beneficially owns 520,373 shares of Common Stock. Mr. Wechsler is deemed the beneficial owner of such shares by reason of his relationship with Wechsler & Co., Inc.

               (b)  Percent of Class:

                    7.2%

               (c)  Number of shares as to which such person has:

                    (i)  sole power to vote or to direct the vote:

                         520,373

                    (ii) shared power to vote or to direct the vote:

                         Not Applicable

                    (iii) sole power to dispose or to direct the disposition of:

                          520,373

                    (iv) shared power to dispose or to direct the disposition
                         of:

                         Not Applicable

Items 5-9. Not Applicable

                                Page 5 of 6 Pages

Item 10. By signing below each of the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  April 14, 1998


                                             WECHSLER & CO., INC.


                                             By: /s/ Norman J. Wechsler
                                                 -------------------------------
                                                   Norman J. Wechsler, President



                                             /s/ Norman J. Wechsler
                                             -----------------------------------
                                             NORMAN J. WECHSLER


                                Page 6 of 6 Pages